MIAMI DAYS CORP.

                            1504 Bay Road, Suite #924
                              Miami, Florida 33139
                               Tel. 1-786-222-7673
                         Email: office@miamidayscorp.com

January 28, 2013

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Miami Days Corp.
    Amendment No.5 to
    Registration Statement on Form S-1
    Filed September 11, 2012
    File No. 333-183814

Dear Ms. Nguyen:

Miami Days Corp. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No.5 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated January 25, 2013, with reference to the Company's registration statement on Form S-1 filed with the Commission on September 11, 2012, as amended on January 22, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Prospectus Summary, page 3

1. We note your disclosure in the fourth paragraph that as of January 22, 2013 that you owed Mr. Didic $9,500. We also note your disclosure in the fifth paragraph that you currently owe Mr. Didic $6,600. Please reconcile and revise the registration statement throughout as applicable. In this regard, we note that the $6,600 amount is also disclosed on pages 22 and 23.

Response:

We have revised the fifth paragraph to disclose that company currently owes
Mr. Didic $9,500. We have also checked the registration statement throughout to find applicable sections. In this regard, we revised the amount disclosed on pages 22 and 23.

2. Please revise your long term financing requirement estimate disclosed in the fifth paragraph based upon the current amount owed to Mr. Didic of $9,500. Please also revise the registration statement throughout as applicable.

Response:

We have revised company's long term financing requirement estimate disclosed in the fifth paragraph based upon the current amount owed to Mr. Didic of $9,500. We have also revised the registration statement throughout as applicable.

Please direct any further comments or questions you may have to us at office@miamidayscorp.com and to the Company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200 (917) 656-1173
fax: (516) 887-8250
david@dlubinassociates.com

Sincerely,


/s/ Bojan Didic
-------------------------------
Bojan Didic, President